

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Bin Zhou
Chief Executive Officer
Planet Green Holdings Corp.
36-10 Union St., 2nd Floor
Flushing, NY 11345

> **Re: Planet Green Holdings Corp.**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed January 17, 2023**
> **File No. 333-259611**

Dear Bin Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022, letter.

Amendment No. 4 to Form S-3

General

1.   Your response to prior comment 1 does not address our comment and we reissue the comment. Please add the following disclosure regarding <u>operating</u> permissions or approvals:

• Disclose each permission or approval that you, your subsidiaries, your WFOE, and/or your VIEs are required to obtain from Chinese authorities (including Hong Kong authorities) to operate your business.

• State affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied.

- Describe the consequences to you and your investors if you, your subsidiaries, WFOE, or the VIEs: (i) do not receive or maintain such operating permissions or approvals, (ii) inadvertently conclude that such operating permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such operating permissions or approvals in the future.

- If your revised disclosure indicates no operating permissions or approvals are required from Chinese authorities (including Hong Kong authorities), then additionally disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

2. We note revised disclosure on page 7 that indicates one of your three VIEs, Anhui Ansheng, was terminated as of December 16, 2022. Please update your disclosure throughout to reflect this termination; for example, and without limitation, the statement that, "As of the date of this prospectus, we currently have three VIEs under its structure: (1) Jilin Chuangyuan, (2) Anhui Ansheng, and (3) Xiangtian Energy . . . ." Additionally update Exhibit 21.1 to reflect your current structure.

3. We note the change in your auditor reported on the Form 8-K filed on December 20, 2022. Please revise accountant-specific disclosure to refer both to your prior auditor and to your current auditor. For instance, and without limitation, disclose whether your current auditor (in addition to your past auditor) is subject to the determinations announced by the PCAOB on December 16, 2021.

Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven Glauberman